

July 26, 2011

<u>Via Email</u>
Kamal Mandan
Chief Financial Officer
Cadista Holdings Inc.
207 Kiley Drive
Salisbury, Maryland 21801

> **Re:** **Cadista Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12(G)**
> **Filed July 13, 2011**
> **File No. 000-54421**

Dear Mr. Mandan:

We have reviewed your amended registration statement and correspondence dated July 13, 2011 in response to our comment letter dated June 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-12(G)</u>

<u>Item 1. Business</u>

1. We note your disclosure on page 9 that you have already received FDA approval for Risperidone. Please revise your disclosure at pages 5, 8, 11, 20, 70 and as necessary throughout the registration statement, to clarify that Lamotrigine chewable tablets, Donepezil Hydrochloride Tablets and Risperidone are three products covered under your Master Supply Agreement that have already received FDA approval.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>

2. We note your disclosure at page 52 that you are currently performing services pursuant to a development contract that you entered into in 2010. Please revise your disclosure to provide the following information about this agreement:
   - The parties to the agreement;

- The services provided by the company;
- The amount paid to date under the agreement;
- The aggregate amount of potential milestones payments that may be paid; and
- Any other material obligations of the contracting parties.

Please also file this agreement as an exhibit to your registration statement or provide an analysis as to why it is not required to be filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition and Provision for Sales Returns and Allowances, page 44

3. Please refer to prior comment 13. Your disclosure on page 52 indicates that one-half of total specified payments were received upon execution of this agreement, which you then deferred and will recognize in proportion to the completion of future development milestone activities. You state that these specified payments represented approximately 5% of fiscal 2011 revenues or approximately $2 million. However, deferred revenues at March 31, 2011were only $249,000. Please tell us the amount of payments received through March 31, 2011, the development milestones completed and amounts recognized to date. Explain any inconsistencies between revenues recognized to date and the milestone payment percentages disclosed on page 52. Also, tell us your basis in the accounting literature upon which you relied in determining your accounting treatment for the transfer of certain equipment by the Development Requesting Party.

Item 6. Executive Compensation, page 63

4. We note your response and amended disclosure in relation to comment 19. We also note your statement that the targets for your Revenues and EBITDA performance objectives are confidential and would cause competitive harm to the company if disclosed. Instruction 4 to Item 402(b) of Regulation S-K provides for relief regarding target levels of achievement with respect to specific performance-related factors or other factors or criteria which are confidential and would result in competitive harm for the registrant. In order to qualify under that standard, the information must not only be confidential and competitively harmful but also not material for an investor's understanding. Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant's compensation policies and decisions regarding its named executive officers. In this regard, we view historical targets for performance objectives based on Revenues and EBITDA to be material and necessary for an investors understanding of how and why performance bonuses are awarded to NEOs. Moreover, your Revenues and EBITDA targets are tied to company-wide financial results that are publicly reported and it is unclear how disclosure of the targets for these performance measures would provide competitors with sufficiently-specific information about future operations and strategy to cause the company competitive

harm. To the extent that the company is concerned that the disclosure of specific targets for financial objectives would be viewed as financial projections, the company may include additional disclosure clarifying that targets for financial performance objectives are used only for purposes of assessing executive compensation. In this regard, please also note that we are requesting disclosure of historical targets for financial performance objectives and not targets for future financial performance.

In light of the forgoing, please confirm that when you calculate the performance bonuses for your NEOs for Fiscal 2011, you will disclose the following information:

- the numerical target for your revenue performance objective;
- the numerical target for your EBITDA performance objective;
- the numerical target for any other financial performance objectives used to determine the annual performance bonus for NEOs; and
- whether each financial and non-financial performance objective was achieved and the degree of achievement.

In addition, please expand your disclosure with regard to the non-numerical performance objectives to discuss:

- how the company assesses "time delivery" in determining achievement of the Service Level performance objective; and
- how the company assesses "first-time execution" in determining achievement of the Quality Compliance performance objective.

Consolidated Financial Statements

5. Accounts Receivable, page F-14

5. Please refer to prior comment 22. Please revise your disclosure to explain why your accounts receivable increased, how you determined the adequacy of your $58,000 allowance for doubtful accounts and the factors underlying the $161,000 of write offs in fiscal 2011.

21. Related Parties, page F-24

6. Please refer to prior comment 25. We acknowledge that the 2011 Master Supply Agreement and the 2011 Toll Manufacturing Conversion Agreement occurred after March 31, 2011. However, it appears these agreements were entering into on May 27, 2011, the same day the financials were issued. Please revise your disclosure to describe and quantify the significant terms of these agreements. Additionally, as previously requested, please quantify the dollar amounts recorded in the income statement for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman at (202) 551-3660 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: John P. Reilly, Esq.
Michael R. Epps, Esq.
LeClair Ryan